Pembina Announces Offer to Purchase Series E and Series F 5.75% Convertible Debentures

CALGARY, April 24, 2012 /CNW/ - Pembina Pipeline Corporation ("Pembina") (TSX: PPL; NYSE: PBA) announced today that in connection with its recently completed acquisition (the "Arrangement") of all of the outstanding shares of Provident Energy Ltd. ("Provident"), Pembina is making an offer to purchase for cash (the "Offer") its 5.75% convertible unsecured subordinated debentures maturing on December 31, 2017 ("Series E Debentures") (TSX Trading Symbol: PPL.DB.E), and its 5.75% convertible unsecured subordinated debentures maturing on December 31, 2018 ("Series F Debentures" (TSX Trading Symbol: PPL.DB.F) and together with the Series E Debentures, the "Debentures") at a price equal to 100% of their principal amounts plus accrued and unpaid interest. Pembina assumed all covenants and obligations in respect of the Debentures from Provident upon closing of the Arrangement on April 2, 2012.

Completion of the Arrangement constituted a change of control under the terms of the trust indentures governing the Debentures and, consequently, Pembina is required to make the Offer in accordance with the terms of such trust indentures.

As of April 16, 2012 there was approximately $345 million combined aggregate principal amount outstanding under the Debentures.

5.75% Convertible Debentures	Maturity Date	Closing Price at April 16, 2012(1)	Offer Price(1)	Conversion Price per Share(2)
PPL.DB.E	Dec. 31, 2017	$121.54	$100.00	$24.94
PPL.DB.F	Dec. 31, 2018	$109.70	$100.00	$29.53

(1) Per $100 principal amount

(2) The Debentures may be converted into common shares of Pembina at the option of the holder of Debentures at the conversion price per share

The offer to purchase the Debentures will be delivered to the registered holder of the Debentures and will remain open for acceptance until 5:00 p.m. (Calgary time) on May 31, 2012. As the Debentures are issued in book-entry only form, beneficial holders of Debentures who wish to accept the Offer must contact the investment dealer, stockbroker, financial institution or other nominee through which they hold their Debentures and instruct such nominee to accept the Offer on their behalf. Beneficial holders should also confirm with such nominee any deadlines by which the holder must provide acceptance instructions in order for the nominee to cause the Offer to be accepted on the holder's behalf before the expiry of the Offer on May 31, 2012. Notice of the Offer along with Pembina's offer to purchase the Debentures will be available on Pembina's SEDAR profile at www.sedar.com.

Holders of Debentures who deposit their Debentures to the Offer will also receive accrued and unpaid interest on such tendered Debentures up to, but excluding, the Offer expiration date of May 31, 2012, being the date of acquisition of the Debentures by Pembina. Should a Debenture holder elect not to accept the Offer, the Debentures will remain outstanding and will continue to be governed by the terms of the trust indentures.

In the event that 90% or more of the principal amount of the Series E Debentures or 90% or more of the principal amount of the Series F Debentures outstanding on the date of the Offer are tendered for purchase by Pembina pursuant to the Offer, Pembina intends to redeem all of the remaining outstanding Series E Debentures or Series F Debentures, as the case may be, at the Offer price, immediately following the expiration of the Offer.

The board of directors of Pembina has not made any recommendations with respect to whether Debenture holders should tender their Debentures under the Offer. Holders of Debentures are urged to carefully evaluate all information in Pembina's offer to purchase, which will be available on Pembina's SEDAR profile at www.sedar.com, and to consult their own investment, legal, tax and other professional advisors and to make their own decisions whether to deposit their Debentures in acceptance of the Offer.

Forward-Looking Statements and Information

This news release may contain certain forward-looking statements concerning Pembina, as well as other expectations, plans, goals, objectives, information or statements about future events, conditions, results of operations or performance that may constitute "forward-looking statements" or "forward-looking information" under applicable securities legislation. Such statements or information involve substantial known and unknown risks and uncertainties, certain of which are beyond Pembina's control, including the impact of general economic conditions in Canada and the United States, industry conditions, changes in laws and regulations including the adoption of new environmental laws and regulations and changes in how they are interpreted and enforced, increased competition, the lack of availability of qualified personnel or management, pipeline design and construction, fluctuations in commodity prices, foreign exchange or interest rates, stock market volatility and obtaining required approvals of regulatory authorities.

Such forward-looking statements or information are based on a number of assumptions which may prove to be incorrect. In addition to other assumptions identified in this news release, assumptions have been made regarding, among other things, commodity prices, operating conditions, capital and other expenditures, and project development activities.

Although Pembina believes that the expectations reflected in such forward-looking statements or information are reasonable, undue reliance should not be placed on forward-looking statements because Pembina can give no assurance that such expectations will prove to be correct. Forward-looking statements or information are based on current expectations, estimates and projections that involve a number of risks and uncertainties which could cause actual results to differ materially from those anticipated by Pembina and described in the forward-looking statements or information.

The forward-looking statements or information contained in this news release are made as of the date hereof and Pembina undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise unless so required by applicable securities laws. The forward-looking statements or information contained in this news release are expressly qualified by this cautionary statement.

About Pembina

With nearly 60 years experience, Calgary-based Pembina Pipeline Corporation is a responsible transportation and service provider to North America's energy industry. Pembina owns and operates pipelines that transport conventional and synthetic crude oil and natural gas liquids produced in western Canada, offers a full spectrum of midstream and marketing services and has a strong presence in the gas services sector. Pembina also owns and manages a natural gas liquids infrastructure and logistics business, with facilities strategically located in western Canada and in the premium natural gas liquids markets in eastern Canada and the U.S. Pembina provides monthly cash dividends to its shareholders. Pembina's common shares and convertible debentures are traded on the Toronto Stock Exchange under the symbols PPL and PPL.DB.C, PPL.DB.E and PPL.DB.F respectively. Pembina's common shares are traded on the New York Stock Exchange under the symbol PBA.

All dollar values are in Canadian dollars unless otherwise stated.

%CIK: 0001546066

For further information:

Investor Relations
Ashley Nuell or Hayley Nelson
(403) 231-7500
1-888-428-3222
e-mail:  investor-relations@pembina.com
www.pembina.com

CO: Pembina Pipeline Corporation

CNW 14:16e 24-APR-12